Shareholder Meeting Results (unaudited)

The Special Meeting of Shareholders of Cash Assets Trust (the "Trust") was held on January 4, 2012. The sole shareholder of shares representing 100% of the total net asset value of the shares entitled to vote was present in person or by proxy. At the meeting, the following matter was voted upon and approved by the sole shareholder of the Trust (the resulting votes are presented below).



			Dollar Amount of  Votes:


1. To act on a proposal by the Board of Trustees to terminate the Trust.


	For		Against		Abstain
	$1,001		$1,001		$1,001